April 22, 2025

Walt Bruns
Chief Financial Officer
Sasol Limited
50 Katherine Street
Sandton
2196 Johannesburg
South Africa

        Re: Sasol Limited
            Form 20-F for the Fiscal Year ended June 30, 2024
            Filed September 6, 2024
            File No. 001-31615
Dear Walt Bruns:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Energy &
Transportation